Exhibit 11

IBIS TECHNOLOGY CORPORATION
STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years Ended December 31,
	2004		2005		2006
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Income (loss) from:
Continuing operations	$(5,641,172)	$(5,641,172)	$(9,460,547)	$(9,460,547)	$404,885	$404,885
Discontinued operations	(5,277,369)	(5,277,369)	215,242	215,242	—	—
Net Income (loss)	$(10,918,541)	$(10,918,541)	$(9,245,305)	$(9,245,305)	$404,885	$404,885
Weighted average common shares Outstanding	10,665,842	10,665,842	10,737,924	10,737,924	10,853,304	10,853,304
Potential common share equivalents	—		—		126,479
Weighted average shares outstanding	10,665,842		10,737,924		10,979,783
Earnings (loss) per common share and common share equivalents:
Continuing operations	$(0.53)	$(0.53)	$(0.88)	$(0.88)	$0.04	$0.04
Discontinued operations	(0.49)	(0.49)	0.02	0.02	—	—
Net income (loss)	$(1.02)	$(1.02)	$(0.86)	$(0.86)	$0.04	$0.04